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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                               (AMENDMENT NO. 3)
                                (Rule 14d-100)
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         FULL LINE DISTRIBUTORS, INC.
                      (Name of Subject Company (Issuer))

                             FLD ACQUISITION CORP.
                               BRODER BROS., CO.
                     (Names of Filing Persons (Offerors))

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
    Common Stock, no par value per share                        35967N 10 6
       (Title of Class of Securities)              (CUSIP Number of Class of Securities)

                               ----------------

                                 Vincent Tyra
                            Chief Executive Officer
                               Broder Bros., Co.
                               45555 Port Street
                           Plymouth, Michigan 48170
                           Telephone: (734) 454-4800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  Copies to:

                             Dennis M. Myers, Esq.
                               Kirkland & Ellis
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                (312) 861-2000

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                           CALCULATION OF FILING FEE

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
           Transaction Valuation*  Amount of Filing Fee**
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
     $13,343,590                           $2,669
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
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 4,222,501 shares of common stock and options to purchase 300,750 shares of common stock of Full Line Distributors, Inc. at the maximum tender offer price of $2.95 per share.

** Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously
      Paid:.................. $2,669  Filing Party:...... FLD Acquisition Corp.
     Form or Registration
      No.:................... SC TO-T Date Filed:........ July 13, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] Third-party tender offer subject to Rule 14d-1.
[_] Issuer tender offer subject to Rule 13e-4.
[_] Going-private transaction subject to Rule 13e-3.
[_] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by FLD Acquisition Corp., a Georgia corporation ("Purchaser") and Broder Bros., Co. ("Parent") on July 13, 2001, as amended by Amendment No. 1 to Schedule TO filed on July 18, 2001 and Amendment No. 2 to Schedule TO filed on August 3, 2001 (the "Schedule TO") relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Full Line Distributors, Inc., a Georgia corporation (the "Company"), at a purchase price of $2.95 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 2001, as amended by the Supplement to Offer to Purchase dated August 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i), (a)(5)(iii) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning assigned to such terms in the Offer to Purchase.

Item 7. Source and Amount of Funds or Other Consideration.

  Item 7 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

  The information set forth in the second paragraph under Section 9 of the Offer to Purchase under the heading "Source and Amount of Funds" is hereby amended and supplemented as follows:

  The deletion of the following sentences: "The definitive documents relating to the Credit Facility are still being finalized. As a result, the final terms may differ from those set forth herein and, in certain cases, such differences may be significant."

  The addition of the following sentences at the end of the paragraph: "The Credit Facility, in substantially final form, has been filed with the SEC as an exhibit to the Schedule TO and a copy of such document may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above."

  The terms of the Credit Facility are substantially the same as those outlined in the Offer to Purchase.

Item 12. Material to Be Filed as Exhibits.

  Item 12 of Schedule TO is hereby amended and supplemented by adding thereto the following:

 Exhibit No. Description
 ----------- -----------

 (b)(2)      Form of Amended and Restated Credit Agreement to be entered into by and among Broder, Bank One, as agent, and the other lenders named therein.

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2001                     Schedule TO

                                          FLD ACQUISITION CORP.

                                                 /s/ Howard Morof
                                          By: _________________________________
                                             Name: Howard Morof
                                             Title:  Chief Financial Officer

                                          BRODER BROS. CO.

                                                 /s/ Howard Morof
                                          By: _________________________________
                                             Name: Howard Morof
                                             Title:  Chief Financial Officer

                                 EXHIBIT INDEX


 Exhibit No.
 -----------
 (a)(1)(i)   Offer to Purchase, dated July 13, 2001.

 (a)(1)(ii)  Form of Letter of Transmittal.

 (a)(1)(iii) Form of Notice of Guaranteed Delivery.

 (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

 (a)(1)(v)   Form of Letter to clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.

 (a)(1)(vi)  Form of Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

 (a)(5)(i)   Joint Press Release issued by Broder and Full Line on July 10,
              2001.

 (a)(5)(ii)  Joint Press Release issued by Broder and Purchaser on July 17,
              2001.

 (a)(5)(iii) Supplement to Offer to Purchase, dated August 2, 2001.

 (a)(5)(iv)  Audited Consolidated Financial Statements of Broder as of and for
              the years ended December 30, 2000 and December 26, 1999.

 (a)(5)(v)   Unaudited Consolidated Financial Statements of Broder as of March
              31, 2001 and for the three month periods ended March 31, 2001 and March 25, 2000.

 (b)         Commitment Letter, dated as of July 6, 2001, among Bank One,
              Michigan, Banc One Capital Markets, Inc. and Broder.

 *(b)(2)     Form of Amended and Restated Credit Agreement to be entered into by and among Broder, Bank One, as agent, and the other lenders named therein.

 (d)(1)      Agreement and Plan of Merger, dated as of July 9, 2001, among
              Broder, Purchaser and Full Line.

 (d)(2)      Stockholders' Agreement, dated as of July 9, 2001, among Broder,
              Purchaser and the shareholders named therein.

 (d)(3)      Employment Agreement, dated as of July 9, 2001, between the
              Purchaser and Isador E. Mitzner.

 (d)(4)      Employment Agreement, dated as of July 9, 2001, between the
              Purchaser and J. David Keller.

 (d)(5)      Non-Compete Agreement, dated as of July 9, 2001, between the
              Purchaser and Isador E. Mitzner.

 (d)(6)      Non-Compete Agreement, dated as of July 9, 2001, between the
              Purchaser and J. David Keller.

 (d)(7)      Letter of Intent, dated as of May 14, 2001, between Broder and
              Full Line.

 (g)         None.

 (h)         None.

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*Filed herewith.